Exhibit 99.1

Bilibili Publishes 2024 Environmental, Social and Governance Report

SHANGHAI, China, April 09, 2025 (GLOBE NEWSWIRE) — Bilibili Inc. (“Bilibili” or the “Company”) (NASDAQ: BILI and HKEX: 9626), an iconic brand and a leading video community for young generations in China, today announced that it has published its 2024 Environmental, Social and Governance (“ESG”) Report, available on the Company’s investor relations website at http://ir.bilibili.com. The initiatives and achievements outlined in the report demonstrate Bilibili’s long-standing dedication to creating social value and sustainable development that benefits its users, content creators, employees, partners and other stakeholders.

“Bilibili strives for more than just commercial success. We are also deeply committed to creating lasting social value,” said Mr. Rui Chen, chairman and CEO of Bilibili. “We uphold high ESG standards in every aspect of our work, from corporate governance to daily operations. Collaborating closely with our content creators, employees, suppliers and partners, we will continue fostering an engaging ecosystem with quality content, driving industry progress through tech and content innovation, spreading positive energy and making a meaningful social impact.”

Bilibili’s 2024 ESG report provides the Company’s stakeholders with a transparent view of its operations and governance structure, as well as its initiatives supporting positive social change. The report covers content ecosystem enhancement, tech innovation, community engagement, minors’ protection, cybersecurity and privacy protection, content creator and supplier empowerment, talent development, environmental protection, charitable activities, positivity advocacy, corporate governance and more.

Bilibili’s 2024 ESG Highlights:

1. Content Ecosystem & User Community

Bilibili consistently expands its vibrant content ecosystem and refines its cybersecurity measures, offering users a reliable space to explore the content they love. To keep its ecosystem thriving, the Company continuously enhances its product offerings and explores AI applications to optimize user experience, empower content creators and create community value. In 2024:

•	Daily active users approached 104 million, each averaging 102 minutes of daily time spent on the platform.

•	More than 5.1 billion average daily video views were generated, up 19% year over year, with an average of over 40 million users watching consumption-related content each day.

•	Over 90% of Bilibili businesses had received ISO Information Security Management System Certifications.

2. Content Creator Empowerment

Supporting content creators is at the heart of Bilibili’s mission. The Company offers content creators a suite of creative tools, strong operational support and diverse monetization opportunities, empowering them to bring their ideas to life, engage with their fans and turn their passion into sustainable success. In 2024, Bilibili:

•	Was home to approximately 4 million monthly active content creators, and nearly 3.1 million content creators earned income via various commercial channels on Bilibili.

•	Helped content creators increase their income through advertising and value-added services by 21% year over year.

•	Curated “Bilibili 2024 UP100” to celebrate the Top 100 Content Creators, nearly 90% of whom have generated content on Bilibili for over five years.

3. Talent Nurturing and Governance

Bilibili deeply appreciates its employees’ dedication and is committed to fostering a workplace where talent thrives by investing in employees’ career growth and development. The Company is also committed to business integrity, continuously refining internal governance and risk control under a solid management framework. In 2024, Bilibili:

•	Covered 100% of full-time employees with its comprehensive employee benefits system.

•	Provided multiple training programs to employees, with an average training duration of 35 hours per person.

•	Had no monopoly, extortion, unfair competition or money laundering incidents occur in the Company.

4. Industry Cultivation

Bilibili promotes openness and inclusivity, driving sustainable growth across the supply chain, supporting original content creators and their work, and collaboratively building a dynamic open-source community. In 2024, Bilibili:

•	Cumulatively aired more than 640 Chinese anime titles and distributed 98 overseas, expanding the domestic anime industry’s reach.

•	Produced over 170 documentaries and cumulatively aired more than 5,000 documentaries, providing a stage for knowledge-based content to shine.

•	Engaged in more than 60 technology sharing sessions and collaborated with industry partners to build an open-source ecosystem, driving industry-wide progress.

5. Social Endeavors and Spreading Positive Energy

Bilibili actively champions social causes and spreads positive energy through quality content, using its platform to raise awareness and drive meaningful change. Bilibili has:

•	Cumulatively launched 101 projects on the Bilibili Charity Platform, inspiring more than 1.07 million users to donate over RMB27 million by the end of February 2025.

•	Helped build 7 rural primary schools, with 7,195 rural students enrolled as of the end of 2024.

•	Granted a total of RMB1.29 million via the Bilibili Happy Scholarship to special enrichment programs by the end of 2024.

•	Engaged a daily average of over 15 million users with science and technology content, fostering a vibrant learning environment.

•	Delighted the platform’s 220 million users with professional knowledge.

6. Green Philosophy

Bilibili cares deeply about climate change and embraces its role in protecting the global environment. The Company integrates “green” principles throughout its operations while leveraging its content library to inspire and educate users on environmental protection. In 2024, Bilibili:

•	Further optimized its average actual PUE across all leased data centers.

•	Raised public awareness on environmental protection-related topics, generating 25.3 billion relevant video views, up 100% year over year.

•	Conducted research on employee commuting and business travel to further advance its Scope 3 carbon emissions assessment, examining and analyzing the Company’s carbon footprint.

The Company’s 2024 ESG report is available in both Chinese and English. To promote environmental conservation, we encourage you to access the electronic version available on the Company’s investor relations website at http://ir.bilibili.com and the HKEX’s website at http://www.hkexnews.hk.

About Bilibili Inc.

Bilibili is an iconic brand and a leading video community with a mission to enrich the everyday lives of young generations in China. Bilibili offers a wide array of video-based content with All the Videos You Like as its value proposition. Bilibili builds its community around aspiring users, high-quality content, talented content creators and the strong emotional bonds among them. Bilibili pioneered the “bullet chatting” feature, a live comment function that has transformed our users’ viewing experience by displaying the thoughts and feelings of audience members viewing the same video. The Company has now become the welcoming home of diverse interests among young generations in China and the frontier for promoting Chinese culture across the world.

For more information, please visit: http://ir.bilibili.com.

For investor and media inquiries, please contact:

In China:

Bilibili Inc.

Juliet Yang

Tel: +86-21-2509-9255 Ext. 8523

Email: ir@bilibili.com

Piacente Financial Communications

Helen Wu

Tel: +86-10-6508-0677

Email: bilibili@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

Email: bilibili@tpg-ir.com